Citigroup Center 153 E. 53rd Street New York, New York 10022
Andrew E. Nagel, Esq. To Call Writer Directly: 212 446-4973 anagel@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900
March 24, 2009
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention:	Ms. Mellissa Campbell Duru
Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
     Reference is made to certain soliciting materials filed on behalf of Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd. (collectively, “Pershing Square”), William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague (collectively with Pershing Square, the “Participants”) with the Securities and Exchange Commission on March 16, 2009 and March 17, 2009 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended, in connection with the solicitation of proxies by the Filing Persons with respect to the election of directors at the 2009 Annual Meeting of Shareholders (the “2009 Annual Meeting”) of Target Corporation, a Minnesota corporation (“Target” or the “Company”).
     On behalf of the Participants, we are writing to respond to the comments raised in your letter to us dated March 20, 2009. The responses below correspond to the captions and

London	Los Angeles	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
March 24, 2009

numbers of those comments in your letter (which are reproduced below in italics). For your convenience, we are sending you via overnight mail a copy of this response letter.
     General
     Soliciting Material filed March 17, 2009 (Press Release)
1.	We refer you to the soliciting materials filed by the Company on March 16, 2009. The company has indicated that it will nominate only four candidates for re-election given that only four of the current directors have terms that are set to expire in 2009. Your materials reference the election of five directors. Please clarify this inconsistency. Specifically, clarify in future filings whether the participants plan on introducing a proposal seeking to expand the board of directors or whether they intend on seeking the removal of a current director.
Response: We first became aware of the apparent inconsistency noted by the Staff upon our review of the Company’s press release dated March 16, 2009, which was issued and filed following Mr. Ackman’s interview. Because the size of the Board of Directors of Target (the “Target Board”) has not been reduced from 13, however, we believe that the information in Target’s press release is mistaken or misleading.
Based on our review of the Company’s March 16 press release, the Company’s other filings with the Commission and the Restated Articles of Incorporation and Bylaws filed as exhibits thereto, (i) there are currently 12 directors sitting on the Target Board, (ii) the size of the Target Board is 13 and (iii) there is a vacancy in a Class III directorship and, therefore, five seats up for election at the 2009 Annual Meeting.
The Target Board consisted of 13 directors from the conclusion of Target’s 2008 Annual Meeting of Shareholders through January 31, 2009, with five Class III directors (with terms expiring in 2009), four Class II directors (with terms expiring in 2011) and four Class I directors (with terms expiring in 2010). When Robert Ulrich, a Class III director, retired from the Target Board on January 31, 2009, a vacancy on the Target Board was created in Class III under Target’s organizational documents and applicable state law, and Target has made no public announcement to the contrary.
Furthermore, in recent conversations between Target’s outside counsel and Pershing Square’s internal counsel, it appears that Target’s counsel has taken the view that such a reduction was self-executing by virtue of Mr. Ulrich’s resignation and the fact that the Target Board has only named four nominees in the upcoming election. We do not

Securities and Exchange Commission
March 24, 2009

believe that such a position is supportable, as bedrock corporate governance processes require specific action to effect a reduction in the size of the Target Board.
In particular, the size of the Target Board and the number of seats up for election at the 2009 Annual Meeting is a matter that is specifically addressed by the provisions governing board size in Target’s organizational documents, which provide that only the shareholders may reduce the size of the Target Board. Specifically, Article VI of Target’s Restated Articles of Incorporation (“Article VI”) provides the following:
“The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than five nor more than twenty-one persons, who need not be shareholders. The number of directors may be increased by the shareholders or Board of Directors or decreased by the shareholders from the number of directors on the Board of Directors immediately prior to the effective date of this Article VI; provided, however, that any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock (as defined in Article IV), voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors.” (emphasis added)
Article VI was adopted at Target’s 1988 Annual Meeting of Shareholders. Immediately prior to the effectiveness of Article VI, the size of the Target Board was 13. Therefore, under Article VI any reduction of the Target Board requires shareholder vote. As the Company’s shareholders have not been asked to vote on any matter since the 2008 Annual Meeting of Shareholders, the size of the Target Board remains 13. While Mr. Ulrich’s retirement created a vacancy on the Target Board, the size of the Target Board has not changed.
While the proviso in Article VI quoted above may be inartfully drafted, the only plausible interpretation is that only action approved by the shareholders may decrease the size of the Target Board. The purpose of the proviso is to clarify that, absent action by a majority of the entire board, any change to the size of the Target Board described in the primary language of the clause requires a super-majority shareholder vote. Those “changes” are not expanded upon by operation of the proviso: they remain limited to increases by either the shareholders or the board and to decreases by the shareholders.

Securities and Exchange Commission
March 24, 2009

The excerpt from Article VI quoted above, read in its entirety, is an anti-“board packing” provision, designed to prevent a bare majority of shareholders from making changes to the size of the Target Board unless an absolute majority of the Target Board so permits.
We note that while the Company has only identified four nominees for election to the Target Board at the 2009 Annual Meeting, it has never publicly claimed that the size of the Target Board has been changed. While the Company’s statement in the March 16 press release that the Target Board is “comprised of 12 . . . directors” is technically correct — there are in fact only 12 currently sitting directors — we think that shareholders who are unfamiliar with the details of Article VI may ultimately find it misleading. We believe that it would be in the interest of all the shareholders for the Company to disclose the basis for its belief that only four seats are up for election at the 2009 Annual Meeting.
Because the Target Board has not been reduced in size, the Participants do not currently plan on introducing a proposal seeking to expand the Target Board or remove any current director.
By reference to a number of recent press reports, it appears that there is some confusion amongst market participants regarding Target’s position. Attached as Annex A please find articles from Forbes, the Wall Street Journal and Barron’s each indicating the view that Mr. Ulrich’s resignation from the Target Board resulted in a vacancy. In light of the public confusion on this issue (albeit in line with the Pershing Square’s view), we believe that Target should be required to clarify its position publicly including, without limitation, stating the basis for its belief regarding the size of the Target Board, publicly reconcile whatever putative actions its took regarding the size of the Target Board (including the timing and manner of those actions), and, to the extent that it has not lawfully reduced the size of the Target Board, Target should be required to clarify that there are, in fact, five open seats for election at the 2009 Annual Meeting.
2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements in the press release:
•	“[n]one of the incumbent non-executive directors of Target has comparable executive experience in the company’s main lines of business. . . ,”;

Securities and Exchange Commission
March 24, 2009

•	[i]f elected, we believe [our nominees] will substantially improve Target’s ability to navigate through the current economic environment while increasing shareholder value over the long-term. . .,”(emphasis added);
•	“Bill, through Pershing Square, has a consistent track record of identifying opportunities and working with companies to. . . create value for shareholders. . .,” and,
•	“Pershing. . . has played a significant role in creating shareholder value at such companies like Plains Resources, Sears Roebuck & Company, Wendy’s International, McDonald’s, Sears Canada, Ceridian Corporation and. . . Long Drugs. . .”
Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
Response: Please see below for supporting materials for each of the statements identified above:
•	“[n]one of the incumbent non-executive directors of Target has comparable executive experience in the company’s main lines of business. . . ,”
Response: Target has three principal lines of business, retail, real estate and credit cards. As disclosed in Pershing Square’s press release issued on March 17, 2009, Pershing Square’s slate includes an experienced executive in each of these three business lines. None of Target’s non-executive incumbent directors have comparable executive experience in each of Target’s principal business lines. In particular Pershing Square’s nominees have the following relevant business experience:
—	Retail: Jim Donald has approximately 25 years of operational experience in the retail sector, with particular expertise in food retailing. Mr. Donald served as the Chief Executive Officer of Starbucks Corporation and the Chairman, President and Chief Executive Officer of Pathmark Stores. Prior to joining Pathmark, Mr. Donald held senior executive positions with Albertson’s, Safeway and Wal-Mart Stores.

Securities and Exchange Commission
March 24, 2009

—	Real Estate: Michael Ashner has approximately 27 years of experience in the real estate investment and management business. Mr. Ashner is currently the Chairman and Chief Executive Officer of Winthrop Realty Trust, a NYSE-listed REIT. Prior to that, Mr. Ashner served as Executive Chairman of Lexington Realty Trust, a NYSE-listed REIT, and Chairman and CEO of Shelbourne Properties family of REITs. In addition, since 1981, Mr. Ashner has been the President and principal shareholder of Exeter Capital Corporation, a real estate investment banking firm. Mr. Ashner and his team have managed over 500 partnerships, at least 40 of which were public companies with over 100,000 investors, including five separate publicly-traded REITs.
—	Credit Cards: Richard W. Vague has over 30 years of experience in the credit card business. Mr. Vague was the founder and Chief Executive Officer of First USA, a company that grew to be the largest Visa credit card issuer in the United States before it was sold to Bank One in 1997. Mr. Vague also served as the Chief Executive Officer of Juniper Financial, a direct consumer credit card bank, and the Chief Executive Officer of Barclays Bank Delaware, both of which became leaders in the credit card business.
Detailed biographies of Pershing Square’s nominees are included in Annex B to this letter.
In contrast, none of Target’s incumbent non-executive directors has executive experience in any of the Company’s main lines business that is comparable to the experience of Pershing Square’s nominees listed above. Specifically:
—	Retail: While one of Target’s directors, Ms. Marion N. Dillon, is a senior executive with McDonald’s Corporation, Ms. Dillion is the Chief Marketing Officer of McDonalds and has never served in an executive capacity with respect to its food or retail operations or overall strategy. Our understanding on this issue is further supported by conversations with McDonald’s former CFO, Matthew Paull (discussed in greater detail below), who served in such capacity during Ms. Dillion’s tenure and before his retirement last year. Mr. Paull currently serves on the Advisory Board of Pershing Square. Based on publicly available information, there is some evidence that Ms. Dillon served as the President of the Quaker Foods division of PepsiCo Corporation for one year. That service contrasts to approximately 25 years of experience by Mr. Donald and, therefore, is not comparable.

Securities and Exchange Commission
March 24, 2009

—	Real Estate: While two of Target’s directors have served as executives of companies with an extensive real estate portfolio — Ms. Dillon as Chief Marketing Officer of McDonald’s and Mr. Calvin Darden as former Senior Vice President of United Parcel Service of America, Inc. — neither of them has, to our knowledge, had any involvement in the management of the real estate portfolio of their respective companies. This experience contrasts with approximately 27 years of experience of Mr. Ashner as a CEO (or comparable executive) specifically in the acquisition and management of real estate and, therefore, is not comparable.
—	Credit Card: While Mr. Richard M. Kovacevich is the Chairman and former Chief Executive Officer of Wells Fargo & Company, Wells Fargo is a diversified financial services companies engaged in variety of businesses, including wholesale banking, mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency and brokerage services, computer and data processing services, trust services, investment advisory services, mortgage-backed securities servicing and venture capital investment; to our knowledge Mr. Kovacevich has never had any extensive involvement in developing or overseeing Wells Fargo’s credit card business. This experience contrasts with approximately 30 years experience of Mr. Vague as a CEO specifically in the credit card business and, therefore, is not comparable.
Detailed biographies of Target’s non-executive directors are enclosed in Annex C to this letter.
•	[i]f elected, we believe [our nominees] will substantially improve Target’s ability to navigate through the current economic environment while increasing shareholder value over the long-term. . .,”(emphasis added)
We note that the statement cited above is a statement of belief and that the statement was expressly qualified as such with the phrase “we believe.” Pershing Square’s belief is based on its analysis of the potential drivers for Target’s performance in the current economic environment. Specifically:
—	Like many other retailers, Target’s performance has been negatively impacted by the current economic environment and changes in consumer spending patterns. While certain segments of Target’s retail business are more sensitive to cutbacks in consumer spending (i.e., products that are discretionary from a consumer’s perspective, such as apparel, electronics, entertainment and home furnishings),

Securities and Exchange Commission
March 24, 2009

food retailing is likely to be more resistant to difficult economic conditions. In fact, Target itself has acknowledged the importance of the food retailing business in the current economic environment and has begun to expand the square footage it allots to grocery sales. Despite the importance of this program to Target, none of the incumbent non-executive directors on the Target Board has any meaningful experience in food retailing. Therefore, Mr. Ackman believes that the addition of Jim Donald — who was hand picked by Sam Walton to help build out Wal-Mart’s grocery business and has had extensive executive experience at Albertson’s, Safeway and Pathmark, food retailers of national and regional scope — would substantially enhance the ability of the Target Board to lead the Company in growing its food retailing business.
—	As Target has disclosed in its Annual Report on Form 10-K for the year ended January 31, 2009, deterioration in macroeconomic conditions and consumer confidence could also negatively impact its credit card business in many different ways, including slowing sales growth and reduction in overall spending. In addition, Target’s credit card business faces increased risk of consumer defaults as job loss spreads. As noted above, none of the current non-executive directors of Target has extensive experience in the credit card business. Therefore, Pershing Square believes that the addition of Mr. Vague, a seasoned executive in the credit card business who has successfully led three high-performing credit card issuers, would bring valuable insights to the Target Board with respect to the credit card business (including risk management).
—	Finally, given the limitations imposed by the current economic conditions on the retail and credit card businesses, Target has to look beyond retail and credit card to find ways to enhance shareholder value. Given Target’s substantial real estate holdings — including 1,442 owned stores (out of a total of 1,682) and 27 owned distribution centers (out of a total of 34) — Mr. Ackman believes that Target may be able to deliver higher returns to its shareholders by unlocking the value in its real estate holdings. To that end, Pershing Square believes that Mr. Ashner, who has had extensive experience in the real estate investment and management business, and Mr. Ackman himself, who has extensive experience as a real estate investor and, earlier in his career, as a real estate investment banker, would bring valuable real estate skills to the Target board and assist the Company in exploring value options for its real estate holdings.

Securities and Exchange Commission
March 24, 2009

The foregoing formed the basis for Pershing Square’s belief that its slate will substantially improve Target’s ability to navigate through current economic conditions while increasing shareholder value over the long-term.
•	“Bill, through Pershing Square, has a consistent track record of identifying opportunities and working with companies to. . . create value for shareholders. . .,”
Please see our response to the statement below regarding the role of Pershing Square in creating shareholder value at a number of public companies.
•	“Pershing. . . has played a significant role in creating shareholder value at such companies like Plains Resources, Sears Roebuck & Company, Wendy’s International, McDonald’s, Sears Canada, Ceridian Corporation and. . . Long Drugs. . .”
Pershing Square’s role in creating shareholder value at each of Plains Resources, Inc. (“Plains Resources” or “PLX”), Sears Roebuck & Company (“Sears”), Wendy’s International, Inc. (“Wendy’s”), McDonald’s Corporation (“McDonald’s”), Sears Canada Inc. (“Sears Canada”), Ceridian Corporation (“Ceridian”) and Longs Drug Stores Corporation (“Longs Drug”) is set forth below:

Plains Resources	On November 20, 2003, Plains Resources received a proposal from its management and Vulcan Capital, an investment firm founded by Microsoft co-founder Paul G. Allen (“Vulcan”) to acquire Plains Resources at $14.25 per share. Pershing Square began purchasing shares of PLX common stock in January 2004 and, later that month, indicated to representatives of PLX that Pershing Square and Leucadia National Corporation, a New York-based diversified holding company (together with Pershing Square, “Leucadia/PS”), were interested in making a proposal to acquire Plains Resources that would be substantially superior to the $14.25 offer made by Vulcan.

On January 22, 2004, a special committee of the board of directors of Plains Resources rejected Vulcan’s offer as inadequate. Vulcan subsequently raised its offer to $16.75 per share. On February 12, 2004, Leucadia/PS submitted a proposal to acquire Plains Resources at $17.60 per share, but the special committee of PLX indicated that it was not interested in pursuing a transaction with Leucadia/PS. On February 19, 2004, Plains Resources entered into a merger agreement

Securities and Exchange Commission
March 24, 2009

with Vulcan which provided for the acquisition of PLX by Vulcan at $16.75 per share.

On March 5, 2004, Leucadia/PS proposed a revised transaction that valued PLX at approximately $18.19 per share. On March 19, 2004, Leucadia/PS proposed a further revised transaction with improved deal terms that valued PLX at approximately $18.75 per share. However, both proposals were rejected by the PLX special committee.

Leucadia/PS continued its campaign against Vulcan’s offer on the basis that the offer was inadequate and urged shareholders of Plains Resources to vote against Vulcan’s offer. On July 12, 2004, Plain Resources and Vulcan amended their merger agreement to increase the purchase price from $16.75 per share to $17.25 per share, and the acquisition closed later that month.

Pershing Square believes that its competing proposals contributed to the increase in the offer price by Vulcan from the initial $14.25 per share to $17.25 per share, representing a 21% increase in shareholder value. An excerpt from PLX’s proxy statement detailing the discussions and negotiations concerning the Vulcan acquisition are included in Annex D to this letter.

Sears	Pershing Square started purchasing shares of Sears common stock in June 2004. In addition to purchasing Sears common stock for its own account, Pershing Square approached Vornado Realty Trust, a real estate investment company, to induce it to consider a potential strategic transaction with Sears. In that connection, Pershing Square began working with Vornado and purchased Sears common stock for Vornado’s account as well, together acquiring a 4.9% economic stake through total return swaps, shares and options in the company.

On November 5, 2004, Vornado announced that it had acquired an approximately 4.3% economic interest in Sears. Following this announcement, the price of Sears common stock rose approximately 21% over the prior trading day’s closing price.

As outlined in the Registration Statement of Form S-4 filed by Sears and Kmart in connection with their merger, “as a result of Vornado’s

Securities and Exchange Commission
March 24, 2009

announcement and other concerns including maintaining confidentiality of the discussions, Sears and Kmart decided to accelerate the timeframe for implementing the proposed business combination to minimize the period during which speculation or additional price volatility could impair the parties’ ability to reach an agreement on financial terms.”

On November 17, 2004, Sears and Kmart entered into a merger agreement to combine the two companies. Shareholders of Sears were given the option to elect to receive either $50.00 in cash or 0.5 of a share of the common stock for the combined company for each share of Sears common stock, representing a 36.5% premium to the trading price of Sears common stock on the day prior to Vornado’s announcement.

An excerpt from the S-4 Registration Statement for the Sears/Kmart merger is included in Annex E to this letter.

Wendy’s	Pershing Square started purchasing the stock of Wendy’s in December 2004 and by June 2005, had a 9.9% stake in Wendy’s, including shares and options. Pershing Square believed that Wendy’s stock was undervalued at the time and suggested potential strategic initiatives to increase shareholder value, including proposals to spin off Wendy’s Canadian-based Tim Hortons division, refranchise company-operated restaurants, and a share repurchase program. Pershing Square retained The Blackstone Group L.P. as its financial advisor to evaluate its strategic initiatives, and Blackstone arrived at similar conclusions as Pershing Square regarding the substantial unrealized value in Wendy’s stock.

Wendy’s eventually spun off Tim Hortons division through an IPO in March 2006, raising $670 million, which was returned to Wendy’s shareholders through share repurchases and higher dividends. The value of Wendy’s stock (including the spun-off Tim Hortons) rose to over $75 in less than two years — nearly doubling its equity market capitalization during the course of Pershing Square’s involvement with the company.

Securities and Exchange Commission
March 24, 2009

Excerpts from news articles documenting Pershing Square’s involvement in Wendy’s as well as the July 11, 2005 letter from Pershing Square to Wendy’s are included in Annex F to this letter.

McDonald’s	Pershing Square took a stake in McDonald’s in 2003 and made a number of proposals to management that were designed to increase shareholder value. Specifically, in November 2005, Pershing Square made a proposal to spin off McDonald’s franchise management business and accelerate an ongoing share repurchase program. Pershing Square later revised its proposal, urging McDonald’s to sell 20% of McOpCo, which operates about 8,000 of McDonald’s 32,000 restaurants, to the public, eventually spin off the balance of the company or, alternatively, selling the restaurants directly to its franchisees. As part of the plan, Pershing Square proposed a more than three-fold increase in McDonald’s dividend.

McDonald’s eventually undertook a number of initiatives upon the urging of Pershing Square, including the sale of 1,500 restaurants in Latin America and the Caribbean, the repurchase of more than $1 billion of its stock, and a more than three-fold increase in its dividend resulting in a sustained rise in its stock price. During the approximately two-year period of Pershing Square’s involvement with McDonald’s, McDonald’s stock price nearly doubled in price.

Excerpts from news articles documenting Pershing Square’s involvement in McDonald’s are included in Annex G to this letter.

In a June 2006 speech, the now-retired SEC Commissioner Roel C. Compos commented with affirmation Pershing Square’s engagement strategy with respect to its McDonald’s investment (see http://www.sec.gov/news/speech/2006/spch061406rcc.htm).

Sears Canada	Sears Canada was a majority owned subsidiary of Sears Holdings Corporation. The remainder of its common stock was listed on the Toronto Stock Exchange and held by public stockholders. Pershing Square began investing in Sears Canada in February 2005.

In December 2005, Sears Holdings announced its intention to take Sears Canada private through a two-step process consisting of an offer of CAD$16.86 per share for the 46% that it did not already own,

Securities and Exchange Commission
March 24, 2009

followed by a second-step transaction to cash out non-tendering holders. Sears Holdings also entered into a lock-up agreement with a shareholder with a 9.1% ownership stake in Sears Canada providing for such shareholder to tender its shares into the offer. In response, the board of directors of Sears Canada formed a special committee, which retained an independent financial advisor. The independent financial advisor determined that the offer price was inadequate and valued the stock of Sears Canada at between $19.00 and $20.25 per share.

In February 2006, Sears Holdings commenced its offer. The independent directors of Sears Canada unanimously recommended that stockholders reject the offer. They stated that the bid was opportunistically timed and exerted pressure on Sears Canada and its minority shareholders.

After commencing the offer, Sears Holdings entered into support agreements with major Canadian banks whereby the banks agreed to vote their shares in favor of the second-step transaction rather than tendering into the offer and, in exchange, Sears Holdings agreed to extend the second-step process until December 2006 in order for these banks to receive certain significant tax benefits.

In April 2006, Sears Holdings entered into a deposit agreement with a significant stockholder whereby the stockholder agreed to deposit its shares with Sears Holdings in exchange for an increase of the offer price to CAD$18 per share and a litigation release.

Through the support agreements with the bands and the deposit agreement, Sears Holdings essentially guaranteed that its offer would be successful.

On April 14, 2006, Pershing Square joined with two other minority investors (collectively, the “SCC Investors”) to halt the efforts of Sears Holdings to take Sears Canada private. Collectively these investors owned approximately 7.7% of the common stock of Sears Canada.

SCC Investors’ efforts lead to a hearing before the Ontario Securities Commission (the “OSC”). The OSC determined that the offer by

Securities and Exchange Commission
March 24, 2009

Sears Holdings had been abusive and coercive. The OSC also found that Sears Holdings had provided prohibited collateral benefits to the banks and the major shareholder pursuant to the support agreements and the deposit agreement. Consequently, the OSC ruled that the shares that were subject to these agreements could not vote with the minority. The OSC ruling has been widely viewed as a vindication for SCC Investors’ efforts to challenge the transaction.

Sears Holdings ultimately abandoned its attempt to take Sears Canada private after the offer failed to obtain the approval by a majority of Sears Canada’s minority shareholders. Despite substantial weakness in the retail market, Sears Canada stock continues to trade at a premium price to Sears Holdings’s offer for the company. Pershing Square remains the second largest shareholder of Sears Canada.

Excerpts from the OSC ruling are included in Annex H to this letter.

Ceridian	Pershing Square started purchasing the stock of Ceridian in late 2006. By January 2007, Pershing Square had a 11.3% stake in Ceridian. At the inception of Pershing Square’s involvement with Ceridian, its stock was traded at approximately $23 per share. After meeting the then-newly appointed CEO and understanding her strategy to extend the company well beyond its core businesses and fire the president of its crown jewel division, Pershing Square became “active” with respect to its investment.

Pershing Square believed that Ceridian stock was undervalued and, in light of the newly conceived (and deeply flawed) corporate strategy, urged Ceridian to spin off its Comdata division. On January 18, 2007, Pershing Square delivered a written notice to Ceridian proposing to nominate a slate of alternative directors for election at Ceridian’s 2007 annual meeting of stockholders. The very next day, Ceridian engaged Greenhill to act as its financial advisor to export strategic and business alternatives for Ceridian and subsequently commenced a process to seek a buyer for Ceridian. As a result of the sale process, Ceridian entered into a merger agreement with private equity firm Thomas H. Lee Partners, L.P. and title insurer Fidelity National Financial Inc. (together, “THL/FNF”) which provides for the acquisition of Ceridian by THL/FNF at $36 per share.

Securities and Exchange Commission
March 24, 2009

Pershing Square believed that the $36 per share purchase price was inadequate and continued to consider with its advisors a variety of alternatives for Ceridian, including a potential sale of Ceridian, a sponsored spin-off or a recapitalization.

Pershing Square eventually supported the THL deal in light of the significant deterioration in the credit and broader markets that had made other alternatives less viable and a $36 per share offer more attractive. Pershing Square believes that its proposals and proxy contest contributed to the sale of Ceridian at approximately 56.5% above its share price at the inception of Pershing Square’s involvement with the company.

An excerpt from Ceridian’s proxy statement for the THL/FNF acquisition are included in Annex I to this letter.

Longs Drug	Pershing Square started purchasing common stock and options of Longs Drug at the end of June 2009 and, by the end of July 2008, accumulated an 8.8% beneficial ownership position and eventually obtained an approximately 25.8% economic stake in the company. On August 12, 2008, Longs Drug announced that it had entered into an agreement with CVS Caremark Corporation at a price of $71.50 per share. Pershing Square believed that Longs Drug had engaged in a suboptimal sale process and sought to convince the board of directors of Longs Drug to open the process to additional bidders. Pershing Square also hired Blackstone as its own financial advisor and sought to attract competing bidders. In particular, Pershing Square and Blackstone approached Walgreen’s Corporation.

As a result of Pershing Square’s efforts, in September 2008, Walgreen’s Corporation offered a competing bid of $75 per share, which was rebuffed by Longs Drug. Walgreen’s later withdrew its bid in light of the repeated refusal of Longs Drug to engage in discussions with Walgreen’s and the deteriorating economic conditions. Longs Drug consummated the transaction with CVS Caremark in October 2008.

Securities and Exchange Commission
March 24, 2009

Pershing Square believes that its involvement enhanced both the speed and certainty of a sale of Longs Drug. A copy of Pershing Square’s September 11, 2008 letter to shareholders of Longs Drug explaining its position is attached as Annex J to this letter.
Soliciting Material filed March 17, 2009 (Interview)
3.	We note your disclosure regarding your belief in the nominees’ ability to “substantially improve Target’s ability to navigate through the current economic environment while increasing shareholder value. . .” In future filings, please clarify whether there are any specific plans or proposals the nominees intend to implement in order to realize these goals. In this regard, we note in the transcript of the interview filed, references to building, improving upon or effecting changes in three of Target’s business areas-food, credit cards and real estate. Please confirm that your future soliciting materials will provide further details regarding any such proposed plans.
Response: The nominees do not have specific plans or proposals for Target at this time. However, if the nominees develop specific plans and/or proposals in the future, the Participants will disclose such plans and/or proposals in their soliciting materials.
4.	Describe in further detail the “transaction that [you] think would create a fair amount of value...” that has not been pursued by the Company despite your proposals.
Response: The statement above refers to a proposal made by Pershing Square in October 2008 that Target spin off its real estate holdings (the land under Target’s stores) into a real estate investment trust leasing back the land in a 75-year master ground lease. However, at this point, as Mr. Ackman has noted in his interview (see page 4 of the Bloomberg interview transcript), Pershing Square is not proposing that Target effect a real estate transaction of this type but instead, it is focused holistically on each element of Target’s business, including real estate. As Mr. Ackman stated, in the event that Target were to consider such a transaction in the future, he believes that Pershing Square’s nominees, in particular Mr. Ackman himself and Mr. Ashner, will offer the board substantial expertise in analyzing potential real estate transactions.

Securities and Exchange Commission
March 24, 2009

Separately, in August 2007, Pershing Square urged Target management to reduce the credit and funding risk of its credit card portfolio by selling its receivables to a bank that could fund those receivables at lower capital costs and assume a substantial portion of the underlying credit risk. Ultimately, the Company chose to dispose of only a portion of those receivables, while retaining substantially all of the credit risk from these assets. As a result, Target has suffered substantial earnings losses on account of the deteriorating credit quality of its receivables portfolio, which we believe has materially and adversely impacted the company’s share price.
5.	Please provide support for your assertions or the basis for the following statements:
•	with respect to Mr. Donald, “[w]e think he can bring enormous value to Target, particularly with respect to the food retailing business. . .,”(emphasis added);
•	with respect to Mr. Vague, that his company, First USA was “[t]he best performing financial stock for a number of years, on the New York Stock Exchange, prior to the sale to. . . JPMorgan. . . ,”;
•	with respect to Mr. Gilson, your assertion that he “[a]rguably [is] the top one or two in his field.”
Response: Please see below for supporting materials for each statement listed above.
•	with respect to Mr. Donald, “[w]e think he can bring enormous value to Target, particularly with respect to the food retailing business. . .,”(emphasis added)
Response: We note that the statement cited above is a statement of opinion and that Mr. Ackman expressly characterized the statement as such by using the phrase “we think.” As noted in our response to Comment No. 2 above, Mr. Donald is an experienced executive in the food retailing business and this business segment is particularly important to Target in the current economic environment. In fact, shortly after Pershing Square’s announcement of its slate, an S&P analyst observed that “[i]t remains to be seen whether TGT will reach an agreement with activist investor Pershing Square Management Group to avoid a proxy contest at its May 28 annual meeting. Pershing Square plans to nominate five candidates for election to TGT’s board of directors. Among them, we think Jim Donald, former CEO of Starbucks Corp., would be a good fit for TGT. We see opportunity for TGT to leverage Mr. Donald’s significant experience in grocery retailing to strengthen its food business, which we view as having strong growth potential.”

Securities and Exchange Commission
March 24, 2009

•	with respect to Mr. Vague, that his company, First USA was “[t]he best performing financial stock for a number of years, on the New York Stock Exchange, prior to the sale to. . . JPMorgan. . . ”
Response: First USA became a public company in 1992 and was traded on the New York Stock Exchange (the “NYSE”) from 1992 until its sale to Bank One in 1997. From February 26, 1993 to January 17, 1997 (the Bank One acquisition was announced on January 18, 1997), the stock price of First USA rose by nearly 482%, whereas during the same period, the S&P 500 Index rose by approximately 175% and the S&P Consumer Finance Index (consisting mainly of major credit card issuers including American Express, Capital One and Discover) rose by approximately 279%. A graphic comparison of the performance of First USA stock with the performance of the S&P 500 Index and the S&P Consumer Finance Index is attached as Annex K. Annex K also includes a graphic comparison of the stock price of First USA with the stock price of three other major financial companies listed on the NYSE — Morgan Stanley, JP Morgan and Berkshire Hathaway — and First USA outperformed all three companies from March 1993 to December 1996. We believe this would be true for many other financial stock listed on the NYSE, but the data is not readily available. In addition, Annex K includes a number of news articles highlighting the exceptional performance and growth of First USA. In the future, we will compare First USA with the S&P 500 Index and the S&P Consumer Finance Index rather than with other NYSE-listed financial companies.
•	with respect to Mr. Gilson, your assertion that he “[a]rguably [is] the top one or two in his field.”
Response: Mr. Ackman’s statement, which is qualified by the word “arguably”, is based on Professor Gilson’s numerous accomplishments as well as acknowledgements and accolades that he has received from his peers, including the following:
—	Mr. Gilson has published four major casebooks in the areas of corporate finance and corporate governance, including Cases and Materials on Corporations and The Law and Finance of Corporate Acquisitions.
—	Mr. Gilson has published at least 68 scholarly law articles on various topics in corporate law.
—	Mr. Gilson is the fifth most cited author in the area of business law from 2000 to 2007 according to Brian Leiter’s Law School Reports: Most Cited Law Faculty by Specialty for the Period 2000-2007.

Securities and Exchange Commission
March 24, 2009

—	Mr. Gilson ranks 23rd out of more than 1,500 authors on the Social Science Research Network Top Law Authors list as of March 21, 2009.
—	Mr. Gilson was ranked one of the top ten faculty with the most ‘scholarly impact’ from 2005-2008 at Stanford Law School by Brian Leiter, John P. Wilson Professor of Law and Director of the Center for Law, Philosophy & Human Values at the University of Chicago.
—	Mr. Gilson is a fellow of the American Academy of the Arts and Sciences. The Academy only elects to membership “men and women of exceptional achievement”.
—	Mr. Gilson gave the Torys lecture at the Dalhousie Law School in 2008. The Dalhousie Law School noted that Mr. Gilson is “one of the foremost authors in the business field.” Each year Dalhousie Law School invites a pre-eminent business law scholar to teach a course or give a lecture in his or her area of specialty.
6.	Mr. Ackman stated in the interview that he has a “fair amount of experience working with companies on increasing the value of their businesses over time.” Similarly, in the press release filed on March 17, 2009, he listed a series of public companies in which he indicates Pershing Square played a significant role in creating shareholder value. Please provide us with support for these assertions, including a balanced presentation of the historical actions of Mr. Ackman and Pershing Square that bore positive and negative results. Also, confirm that in future soliciting materials containing these assertions, you will include this support.
Response: Please see our response to Comment No. 2 regarding Pershing Square’s role in creating shareholder value at Plains Resources, Sears, Wendy’s, McDonald’s, Sears Canada, Ceridian and Longs Drug. Pershing Square is of the view that there has not been any circumstance in which Pershing Square has been an active long investor and that Pershing Square’s involvement has caused any negative consequence to the subject portfolio company or its shareholders. To be clear, not every Pershing Square investment has yielded a positive return to Pershing Square or to shareholders who held at the same time. But, in each circumstance, in Pershing Square’s view, poor performance of stock prices was a function of the industry, business and management of the enterprise rather than as a result of Pershing Square’s influence or involvement. In fact, in circumstances of poor underlying business performance, Pershing Square believes that it has been a

Securities and Exchange Commission
March 24, 2009

constructive investor which has worked to ameliorate what would have potentially been even worse business and stock price performance.
7.	Mr. Ackman in his interview stated that the Company did not say why it rejected the two nominees presented to it by Pershing. In the soliciting materials filed on March 16, 2009, the Company discloses it informed Mr. Ackman that the reason for its rejection of at least one nominee was due to a nominee’s conflict of interest. Please identify the nominee who was rejected by the Company. Also, please reconcile in future soliciting materials, the Pershing group’s view regarding any alleged conflicts of interests involving any of the nominees on its slate.
Response: Pershing Square suggested five nominees for election to the Target Board, including Mr. Ackman, Matthew Paull (former Chief Financial Officer of McDonald’s), Ronald Marshall (current Chief Executive Officers of Border’s Group), Mr. Ashner and Mr. Vague. Pershing Square believes that the Company’s public disclosures have been confusing on this issue, but views that confusion to be immaterial. The Company communicated to Pershing Square that it rejected Messrs. Ackman and Paull as nominees, but gave no explanation as to how, whether or why Mr. Ackman or the balance of the people suggested by Pershing Square were not considered. The Company rejected Mr. Paull on the basis that he is currently serving as a director of a public company that Target views as one of its competitors, based on an antitrust law review. The Company has not shared with Pershing Square the particulars of that review, including any factual predicates to their conclusion. Mr. Paull is not among the director candidates nominated by Pershing Square for the 2009 Annual Meeting.
Separately, Pershing Square does not view any of its current nominees as having any actual or potential conflicts. While one of Pershing Square’s nominees, Jim Donald, currently serves on the board of directors of Rite Aid Corporation, Mr. Donald has committed to resign from the Rite Aid board if he is elected as a director of Target at the 2009 Annual Meeting. Pershing Square has disclosed this commitment in Mr. Donald’s biography in Pershing Square’s March 17 press release (and related Schedule 14A filing).
Additional Information, page 6
8.	Please include all of the participant information required by Rule 14a-12(a)(1)(i). In this regard, we note that disclosure regarding the participants’ direct and indirect interests, inclusive of security holdings or otherwise, was not included.

Securities and Exchange Commission
March 24, 2009

Response: We will revise the legend for future filings to indicate that (i) information regarding Pershing Square Entities’ ownership of Target securities is included in Pershing Square’s statement on Schedule 13D filed with the SEC, (ii) none of the other Participants owns any securities of Target and (iii) additional information concerning the Participants’ director and indirect interests, including by security holding or otherwise, will be available in the Participants’ proxy statement for the 2009 Annual Meeting when it is filed with the SEC.
* * * * *

Securities and Exchange Commission
March 24, 2009

     We note the Staff’s closing comments requesting a statement from each filing person containing certain acknowledgements. The statements from the Pershing Square entities and Mr. Ackman are attached as Exhibit A. We will furnish the statements from other filing persons as soon as we obtain them. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this submission.
Sincerely,
/s/Andrew E. Nagel
Andrew E. Nagel

cc:	Roy J. Katzovicz Pershing Square Capital Management, L.P. Stephen Fraidin Kirkland & Ellis LLP
Enclosures

Exhibit A
March 24, 2009

Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention:	Ms. Mellissa Campbell Duru
Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
     The undersigned, as part of his/its response to the comment letter addressed to Andrew E. Nagel from the staff of the Securities and Exchange Commission (the “Commission”) dated March 20, 2009, each hereby acknowledge the following:
•	he/it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	he/it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact Andrew E. Nagel (212-446-4973 or anagel@kirkland.com) of Kirkland & Ellis LLP.
[Signature page follows.]

     Thank you for your cooperation and attention to this matter.

Sincerely, Very truly yours, PERSHING SQUARE, L.P.
By:	Pershing Square GP, LLC, its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE II, L.P.
By:	Pershing Square GP, LLC, its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By:	Pershing Square Capital Management, L.P., its Investment Advisor

By:	PS Management GP, LLC, its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE IV TRADE-CO, L.P.
By:	Pershing Square Holdings GP, LLC its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE IV-I TRADE-CO, L.P.
By:	Pershing Square Holdings GP, LLC its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE INTERNATIONAL IV TRADE-CO, LTD.
By:	Pershing Square Capital Management, L.P., its Investment Advisor

By:	PS Management GP, LLC, its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE INTERNATIONAL IV-I TRADE-CO, LTD.
By:	Pershing Square Capital Management, L.P., its Investment Advisor

By:	PS Management GP, LLC, its General Partner

By:	/s/William A. Ackman
William A. Ackman
Managing Member

/s/William A. Ackman
William A. Ackman